Exhibit 14.1

CODE OF CONDUCT

Introduction

This Code of Conduct provides guidelines for the conduct of our business. It applies to you if you are a director, officer, employee, or agent of KAYAK Software Corporation or any of its subsidiaries (referred to in this code as “we”, “us”, “our” and “KAYAK”), whether you work for us on a full-time, part-time, consulting, or temporary basis.

You have a duty to report any known or suspected violation of this code or of any of our other policies or procedures. By reporting possible violations, you help safeguard our reputation and integrity and that of our employees.

To make this code easier to read:

•	we refer to everyone covered by this code as “employees;”

•	we refer to this code, our other policies, and our procedures as “policies;” and

•	we refer to all laws, rules and regulations applicable and relevant to that portion of our business in which you are involved as “laws.”

Management Responsibilities

Our founders and other senior managers are expected to promote an environment where compliance is expected and ethical behavior is the norm. All of our employees, including our senior managers, must comply with our policies and all applicable laws. No one should ask any of our employees to violate any of our policies or applicable laws.

Employee Responsibilities

As a KAYAK employee, you are expected to understand and comply with both the letter and the spirit of our policies. You are also expected to cooperate fully in any investigation of suspected violations of our policies. If you have questions about the policies or feel that you are being pressured to violate any of our policies, please contact our General Counsel.

Periodically, you may be asked to provide a written certification that you have reviewed and understand this code, complied with its standards and are not personally aware of any violations of this code by others. If you violate this code, you put yourself, your fellow employees and us at risk and are subject to disciplinary action.

Compliance with the Law

We play by the rules. We intend to conduct our business in compliance with applicable national, state and local laws and regulations, wherever we conduct business around the world. You have a responsibility to acquire appropriate knowledge of and comply with the laws and to recognize the potential dangers of non-compliance.

You should not take any action on behalf of KAYAK that you know, or reasonably should know, violates any laws. If you have questions regarding the application of a particular law, talk to the General Counsel. If the General Counsel advises you that an action or inaction would constitute a violation of law, you are expected to follow that advice. Use good judgment to guide all of your actions at KAYAK.

Equal Opportunity

We recognize the value of differing opinions, and we leverage our differences for competitive advantage. We encourage a culture of mutual respect in which everyone understands and values the similarities and differences among our employees, customers, communities and other stakeholders. We work to provide an atmosphere that encourages positive interaction and creativity among all employees.

We attract and hire talented and motivated people who wish to excel. We provide equal access to the best jobs in the world for people who are willing to compete, and equal employment opportunity to all employees regardless of age, race, color, veteran status, national origin, gender, disability, sexual orientation, religion or other characteristics protected by law. If you want to know more about what this all means, read section A of the “Official” KAYAK Employee Handbook.

Harassment

We value our people, and we are committed to offering a work environment based on respect. As a result, we do not tolerate any form of harassment. If you are not sure what kind of behavior is harassing, take a look at the following examples:

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Jokes, insults, threats, and other unwelcome actions about a person’s race, color, gender, age, religion, national origin, ancestry, sexual orientation, citizenship, disability, veteran status, social or economic status or educational background.

•	Unwelcome sexual advances, requests for sexual favors, and other unwelcome verbal or physical conduct of a sexual nature, or the display of sexually suggestive objects or pictures.

•	Verbal or physical conduct that interferes with another’s work performance or creates a fearful or hostile work environment.

Substance Abuse

We expect a workplace that is free from illegal use, possession, sale, or distribution of alcohol or controlled substances. Even legal substances may not be used in a manner that impairs a person’s performance of assigned tasks.

Violence

We are committed to the protection of our employees and property. Threats, intimidation and violence in our workplace will not be tolerated. You may not possess firearms, other weapons, explosive devices or dangerous materials in the workplace.

Health and Safety

Our health and safety rules and procedures are designed to provide a safe and healthy work environment and meet applicable health and safety laws. To maintain a safe and healthy work environment, we rely heavily on the choices and behavior of employees.

Each of us must be aware of the health and safety rules and procedures that apply to our workplace, diligently follow the rules, and encourage others to do the same. You must immediately report any unsafe situations to your supervisor.

Employee Privacy

We respect the privacy of our employees and will protect personal and confidential information that we are required to obtain for operating or legal purposes. Access to personal employee information, such as personnel information and medical records, is strictly limited our policies and government privacy laws and regulations. You may have the right to access your own personnel or medical information, but you may not access or use employee records of others unless authorized to do so. While we respect your privacy, we reserve the right to inspect our facilities and property, such as computers, telephone records, e-mails, files, business documents and workplaces. You should not expect complete privacy when using services, technology or equipment provided by us. If you have more questions about use of KAYAK equipment, please see our Technology, Internet and Email Use Policy.

Conflicts of Interest and Outside Activities

You can only play for Team KAYAK. You are expected to act in our best interest and to protect our reputation from any conflicts. You should be sensitive to even the appearance of a conflict. This means that you should avoid any investment, interest, association or activity that may cause others to doubt your or our fairness or integrity, or that may interfere with your ability to do your job objectively and effectively. Many potential conflicts of interest can be prevented or remedied by making full disclosure of the situation to your supervisor. Our supervisors are responsible to ensure that our interests are protected from conflicts of interest.

While most conflicts of interest can avoided by exercising common sense and good judgment, here are a few examples of activities might cause a conflict of interest:

•	Having stock or other ownership or financial interest in a company doing business with us.

•	Serving as a board member of a company with which we do business.

•	Hiring a supplier, distributor or other agent managed or owned by a relative or close friend.

•	Holding a second job that interferes with your ability to do your job with us.

•	Holding a second job for a competitor or starting your own business doing what we do.

Gifts and Entertainment

In many industries and countries, gifts and entertainment are common practices used to strengthen business relationships. Throughout the world, our position is clear: you may not accept any gift, favor or entertainment if you will be obligated or appear to be obligated to the person who gave it. Receiving or giving gifts of cash or cash equivalents is never allowed.

You may accept or give gifts, favors or entertainment only if it meets all of the following criteria:

•	It is not against the law or the policy of the other company involved.

•	It is consistent with customary business practices in that country or industry.

•	It cannot be viewed as a bribe, payoff or improper influence.

•	Public disclosure of the facts would not embarrass you or us.

•	It does not violate our business values or ethics in any other manner.

Business Opportunities

You or a member of your immediate family or household may not accept business opportunities, commissions or advantageous financial arrangements from our customers, vendors or business partners. You may not purchase for personal use the goods or services of our suppliers on terms other than those available to the general public or established by our policies.

Any business opportunities you learn about during the course of your employment are KAYAK business opportunities. You may not personally take advantage of them.

Investments

Again, you can only play on team KAYAK. You may not hold any investments that would impair, or appear to impair, the best interests of KAYAK. However, you may invest in the shares of publicly traded companies, subject to the restrictions discussed under Insider Trading. Generally, you may also make insignificant investments in private companies that compete with, do business with, or seeks to do business with us so long as your investment does not impair, or appear to impair, with the best interests of KAYAK.

Any significant investment by you, members of your immediate family or household in a private entity that competes with, does business with, or seeks to do business with KAYAK must be approved by the General Counsel or Board. An interest is considered significant if it could impair, or reasonably appear to impair, your ability to act in the best interests of KAYAK.

Customer Relationships

We have a responsibility under data privacy laws and regulations to protect customer and consumer information that is provided to us. If you do not have a business reason to access this information, you should not do so. If you do, you must also take steps to protect the information against unauthorized use or release. Vendors or other outside parties who have authorized access to this information are also responsible for protecting this information and should be monitored for compliance.

Government Relationships

We strive to develop and maintain relationships with elected and appointed public officials and government agencies. We respond to appropriate government requests for information relating to taxation, advertising, licensing, occupational safety and health, labor practices, and all other regulated areas. And we are actively involved in public policy issues, where appropriate.

While you may be responsible for handling these types of issues, you should not represent KAYAK or KAYAK views on legislative, regulatory or policy issues unless you have approval in advance from the General Counsel. Any contact with any government official or agency for the purpose of influencing legislation, regulations or decision-making may constitute lobbying and may require special registrations or disclosures. If you are acting on behalf of KAYAK and believe your actions could have political implications, contact the General Counsel.

FCPA

You are expected to comply with the applicable laws in all countries in which we do business or to which you travel for business purposes, including laws prohibiting bribery, corruption or the conduct of business with specified individuals, companies or countries. The fact that, in some countries, certain laws are not enforced or that violation of those laws is not subject to public criticism will not justify noncompliance. In addition, we expect you to comply with U.S. laws, rules and regulations governing the conduct of business by U.S. citizens and corporations outside the U.S.

For example, here are some of the laws we are referring to:

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The Foreign Corrupt Practices Act, which prohibits directly or indirectly giving anything of value to a government official to obtain or retain business or favorable treatment and requires the maintenance of accurate books of account, with all KAYAK transactions being properly recorded.

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U.S. Embargoes, which restrict or, in some cases, prohibit companies, their subsidiaries and their employees from doing business with certain countries identified on a list that changes periodically (including, for example, Angola (partial), Burma (partial), Cuba, Iran, Iraq, Libya, North Korea, Sudan and Syria) or specific companies or individuals.

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Export Controls, which restrict travel to designated countries or prohibit or restrict the export of U.S. origin goods, services and technology to designated countries, companies or persons, or the re-export of U.S. origin goods from the country of original destination to such designated countries, companies or people.

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Antiboycott Compliance, which prohibits U.S. companies from taking any action which has the effect of furthering or supporting a restrictive trade practice or boycott that is fostered or imposed by a foreign country against the U.S. or a country friendly to the U.S.

If you have a question as to whether an activity is restricted or prohibited, talk to the General Counsel before you take any action or even give any verbal assurances that you will take any action.

Proprietary and Confidential Information

In carrying out our business, you may receive confidential information. You must maintain the confidentiality of all information entrusted to you, except, of course, when the General Counsel says you have to disclose it. Confidential information includes, among other things, any non-public information concerning KAYAK, including its businesses, financial performance, results or prospects, and any nonpublic information provided by a third party with the expectation that the information will be kept confidential and used solely for the business purpose for which it was conveyed. This of course includes the Invention Assignment and Non-Disclosure Agreement signed by all of our employees.

Intellectual Property

You must protect and, when appropriate, enforce our intellectual property rights. Our intellectual property is among our most valuable assets. Intellectual property refers to creations of the human mind that are protected by various national laws and international treaties. Intellectual property includes copyrights, patents, trademarks, trade secrets, design rights, logos, know how and other intangible industrial or commercial property.

If you invent something, discover something or improve something while you work (or worked) at or with us, the invention, discovery or improvement is intellectual property that belongs to us. If you want to know more about our rights to the intellectual property you develop while working with us, read the Invention Assignment and Non-Disclosure Agreement you signed when you started working for us.

Protecting the Intellectual Property of Others

In most cases, if we want to use the intellectual property of another person or company, we need to purchase it or acquire a license to use it. It is your responsibility to determine whether we own or have the right to use any intellectual property you would like to make use of. If you are not sure, ask your supervisor or the General Counsel.

If we have a license to use another company’s or person’s intellectual property, you must follow any limitations included in the license and any usage guidelines or other restrictions provided by the owner.

Under no circumstances should you:

•	make unauthorized copies of licensed software;

•	disassemble, decompile or reverse engineer any licensed software;

•	remove any proprietary notices or legends from licensed software;

•	hire a competitor’s employee to obtain that competitor’s trade secrets;

•	affix the trademark of another company to goods without authorization; or

•	erroneously allege patent infringement or mark a product with an untrue patent notice.

Obligating KAYAK

You may only execute agreements, make promises, or otherwise obligate KAYAK in any way if you are expressly authorized to do so as part of your job. Even if you are authorized to an execute agreement, you may not do so until the legal and financial teams have reviewed and approved the agreement.

KAYAK Assets and Resources; Email and Internet

Take good care of our things. You must protect our physical assets, such as equipment, supplies and cash. Treat our things like you treat your own things (or better).

Don’t take advantage of us. Use our resources only to conduct KAYAK business. Do not use our resources to commit fraud or to steal from us or anyone else.

We have specific requirements concerning employee use of our e-mail, the Internet, our intranet and other electronic information sources while on our time or using our computers. All data stored on our computers, including e-mail sent or received on our network, is our property and is not private, except as required by local law. Employees are not allowed to use our resources to send, receive, access, or save electronic information that is sexually explicit, or promotes hate, violence, gambling, illegal drugs, or the illegal purchase or use of weapons. Employees may not install or use computer files or software not licensed by us or approved by management, or use approved software in a way that goes against the license or copyright agreement. If you want to know more about what this all means, read our Technology, Internet and Email Use Policy.

Business Records

Information is an asset to us and can exist in many ways, such as documents, files and databases, and may be kept on paper or electronically. Properly label and carefully handle confidential, sensitive, and proprietary information. Secure it when not in use. Do not destroy official KAYAK documents or records before the retention time expires, but do destroy documents when they no longer have a useful business purpose. If you are not sure whether to keep something or destroy it, read our Records Retention Policy. If you are still not sure, ask the General Counsel.

Commitment to Fair Competition

We play fair. We do not seek competitive advantages through illegal or unethical business practices. You should endeavor to deal fairly with our customers, service providers, suppliers, competitors and other employees. You should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice.

Learning about our competitors is good business practice, but it must be done fairly and ethically and in compliance with all laws and regulations in the U.S. and abroad. You should seek competitive information only when there is a reasonable belief that both the receipt and the use of the information are lawful. Competitive information includes anything related to the competitive environment or to a competitor’s products, services, markets, pricing or business plans. Legitimate sources of competitive information include publicly available information such as news accounts, industry surveys, competitors’

displays at conferences and trade shows, and information publicly available on the Internet. You may also gain competitive information appropriately from customers and suppliers (unless they are prohibited from sharing the information) and by obtaining a license to use the information or actually purchasing the ownership of the information.

Never seek or use:

•	information about a competitor’s bid if you are involved in the bidding, especially on government contracts;

•	information obtained by unethical or illegal means including theft, bribery, eavesdropping, or unauthorized tape-recording of a customer or supplier;

•	proprietary information that has been copied, drawn or photographed;

•	information obtained in exchange for compensation, employment considerations, gifts or anything else of value;

•	information about a former employer solicited from a new hire; or

•	information containing technical or engineering data that may be protected by trade secret laws.

Anti-Trust

The antitrust laws of the United States are intended to promote vigorous competition in a free market. It is in our best interest to promote free and open competition, and we must make our business decisions, free from understandings or agreements with competitors that restrict competition. While it is beyond the scope of this policy to explain the antitrust laws in detail, we consider compliance with these laws of vital importance. You must observe the following principles when conducting business:

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Agreements or understandings with competitors, whether written or not, on such matters as prices, terms or conditions of sale, limits on production, division of territories or customers, and boycotting of third parties not only are bad business practices, but are often criminal violations. As a result, they cannot be defended or justified no matter how well intended.

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Agreements or understandings with customers regarding resale prices are also unlawful. Price discrimination is unlawful. Price discrimination occurs when two or more purchasers who compete with each other pay different prices or receive different terms or conditions of sale for the same product, and the difference in price, terms or conditions of sale is not justified. Although it is usually a seller who commits unlawful price discrimination, a buyer will violate the law if it induces the seller to give the discriminatory price and the buyer has reason to know the price difference cannot be justified. Justifications include meeting a competitive price offer, equal availability, changed conditions and savings in the actual cost of manufacture, transportation or sale. Rebates, commissions and other forms of support, if not available to all customers, may be unlawful.

In general, you will not violate antitrust laws if you:

•	compete vigorously and ethically;

•	treat all suppliers objectively, honestly and fairly;

•	do not discuss pricing (ours or our customers), production or markets with competitors or customers;

•	do not set resale prices with customers or suppliers;

•	avoid any practice that could be characterized as unfair or deceptive and always present our services and products in an honest manner;

•	do not act in a manner which could be interpreted to exclude present or potential competitors or to control market prices; and

•	make clear to all suppliers and potential suppliers that we expect them to compete fairly and vigorously for our business and we will select our suppliers using high business and ethical standards.

Also, you should not enter into any of the following types of arrangements with suppliers or customers unless approved by the General Counsel:

•	exclusive dealing (the agreement of a supplier not to sell to a competitor or the agreement of a customer not to buy from a competitor);

•	tie-in sales (requiring a customer to buy an unwanted product as a condition of purchasing a desired product); and

•	territorial restrictions (restrictions on the territory in which a customer may resell our product).

If you are not sure whether an activity, agreement or arrangement is in violation of antitrust laws, talk to the General Counsel.

Sales and Advertising

It is our responsibility to accurately represent KAYAK and its products in our marketing, advertising and sales materials. Do not make any false or misleading remarks about our products or services, our employees, our competitors or their products, services or employees. Sometimes it is necessary to make comparisons between our products and our competitors’ products. If you do so, you must make only factual and accurate statements that can be easily verified or reasonably relied upon.

Accurate Reporting

Accurate and reliable records are crucial to our business. Our records are the basis of our earnings statements, financial reports and other disclosures to the public and are the source of essential data that guides our business decision-making and strategic planning. Our records include contracts, insertion orders, vacation taken, payroll, timecards, travel and expense reports, e-mails, accounting and financial data, measurement and performance records, electronic data files and all other records maintained in the ordinary course of our business. It is the responsibility of every employee to ensure that our accounting and financial records meet the highest standards of accuracy and completeness and contain no false or intentionally misleading entries or statements.

Intentional misclassification of transactions regarding accounts, departments, or accounting periods violate the policies and the laws. All transactions must be supported by accurate documentation in reasonable detail, recorded in the proper account and in the proper accounting period. If you are not sure what might be considered an intentional misclassifications or misstatement, take a look at the following examples:

•	Making false claims on an expense report, time sheet or any other report.

•	Entering into verbal contracts or making promises outside of written contracts that are not communicated to our controller or our accounting and finance team.

•	Delaying reporting items or giving invoices to the accounting team.

•	Submitting or knowingly paying false or fictitious invoices.

•	Hiding funds or assets or the true nature of any transaction.

Be sure that any document you prepare or sign is correct and truthful.

It is also your responsibility to fully cooperate with outside accountants in connection with any audit or review of our financial statements. If you have reason to believe that any of our books and records is being maintained in a materially inaccurate or incomplete manner, you are required to report this immediately to your supervisor, the finance team and the legal team. We are relying on you to come forward if you feel that you are being pressured to prepare, alter, conceal or destroy information or documents in violation our policy. In addition, we are relying on you to report to any of the individuals mentioned above any reason you have to believe that someone has made a misleading, incomplete or false statement to an accountant, auditor, attorney or government official in connection with any investigation, audit, examination or filing with any government agency or regulatory body.

Public Disclosures

If you are asked to provide information about our business activities, or us you must refer the requesting party to the investor relations team. If the questions are financial in nature, refer the individual to the finance team. Do not attempt to answer these questions yourself, and be sure to advise your supervisor of the request.

All information disclosed to the media, to investors, to the general public or the like must be accurate, complete and consistent. It must also be disseminated in a manner intended to ensure broad and contemporaneous distribution. Remember, we all represent KAYAK, and if someone asks you for information, follow these guidelines.

As a public company, we are required to disclose certain information to the Securities and Exchange Commission and the public. It is important to us that all disclosure in reports and documents that are filed with, or submitted to, the SEC, and in other public communications us, is full, fair, accurate, timely and understandable. You must take all steps available to assist us in these duties as requested and consistent with your particular duties.

If a member of the media, or someone else, appears unexpectedly at our offices and asks to shoot video, take photographs or makes other inquiries, immediately notify your supervisor. Do not discuss KAYAK business with the individual unless you have been specifically authorized to do so.

Insider Trading

If you have access to confidential information (also known as “inside information”), you may not use or share that information for stock trading purposes or for any other purpose except to conduct our business. All non-public information about us or about companies with which we do business is considered confidential information. To use material non-public information in connection with buying or selling securities, including “tipping” others who might make an investment decision on the basis of this information, is not only unethical, it is illegal. You must exercise the utmost care when handling material inside information. If you want to know more about what this all means, read our Insider Trading Policy.

Political Activities and Contributions

You may support the political process through personal contributions or by volunteering your personal time to the candidates or organizations of your choice. These activities, however, must not be conducted on KAYAK time or involve the use of any KAYAK resources such as telephones, computers or supplies. You may not make or commit to political contributions on our behalf.

Charitable Contributions

We support community development throughout the world. You may contribute to these efforts or you may contribute to organizations of your own choice. However, you may not use KAYAK resources to personally support charitable or other non-profit institutions.

Complying with the Code of Conduct

All employees are expected to observe the letter and spirit of this code.

Although we will make every effort to provide you with compliance information and to respond to all your inquiries, responsibility for compliance, including the duty to seek guidance when in doubt, rests with you.

If you violate the policies or the laws, or knowingly permit a subordinate to do so, you will be subject to disciplinary action. Disciplinary action may include termination of employment, civil prosecution, and claims for damages or losses. We will endeavor to apply disciplinary action for violations consistently and fairly throughout our organization.

Reporting Violations

If you know of or suspect a violation of the policies or the laws, you have an obligation to immediately report it to your supervisor or to the General Counsel. If you are located in a country that prohibits us from requiring you to make such reports, you are still encouraged to make such reports. If you report, or assist in the investigation of, a possible violation of this code, you will be treated with dignity and respect. You will not be subject to any form of discipline or retaliation, even if we determine that no violation has occurred. Any employee who retaliates against you will be considered in violation of this code.

Waivers

Don’t ask us to bend the rules for you. We will waive application of the policies set forth in this code only where circumstances warrant granting a waiver based on the best interests of KAYAK and its stockholders. Any waiver pertaining to an employee must be approved by the General Counsel and by the CEO. Waivers of this code for directors and executive officers may be made only by those members of the Board of Directors not involved in the possible waiver and must be promptly disclosed as required by law or regulation.

Adoption and Changes to this Code

We adopted this code on December 14, 2011, and this code is subject to change. The current version of this Code of Conduct is available at www.kayak.com.